Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

May 28, 2024

Re:	YXT.COM Group Holding Limited (CIK: 0001872090) Amendment No. 8 to Draft Registration Statement on Form F-1 Submitted October 30, 2023

Confidential

Brittany Ebbertt

Christine Dietz

Alexandra Barone

Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of YXT.COM Group Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 21, 2023 on the Company’s Amendment No. 8 to Draft Registration Statement on Form F-1 confidentially submitted on October 30, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to the Staff’s comments by revising the Draft Registration Statement or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

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May 28, 2024

Amendment No. 8 to Draft Registration Statement on Form F-1

Prospectus Summary, page 6

1.

We note your response to prior comment 2. With respect to your disclosure that you have obtained all approvals required for your operations in China, please expand your disclosure to provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Registration Statement.

2.

We note your response to prior comment 4; however, we continue to note changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations and it continues to be unclear to us that there have been changes in the regulatory environment in the PRC since the amendments that were filed on January 10, 2023 and April 5, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. As a nonexclusive example, on page 12, you no longer address the changes to China’s economic, political or social conditions or government policies. Please tell us the reasons for these changes or revise your disclosure throughout the registration statement as applicable.

In response to the Staff’s comment, the Company has globally revised the disclosure of the Registration Statement.

3.	We note your response to prior comment 5. We continue to consider your response and may have additional comments.

The Company acknowledges the Staff’s comment.

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May 28, 2024

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Pun Leung (Anthony) Liu (liaobl@yxt.com), Chief Financial Officer

YXT.COM GROUP HOLDING LIMITED

Mr. Yi Gao, Esq., Partner

Simpson Thacher & Bartlett LLP

Mr. Derek Shao, Partner

PricewaterhouseCoopers Zhong Tian LLP

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